August 2010 Pricing Sheet dated August 25, 2010 relating to Preliminary Terms No. 495 dated August 18, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Auto-Callable Securities due August 30, 2013
Based on the Common Stock of Wells Fargo & Company
PRICING TERMS – AUGUST 25, 2010
Issuer:	Morgan Stanley
Underlying stock:	Wells Fargo & Company common stock
Aggregate principal amount:	$6,513,300
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	August 25, 2010
Original issue date:	August 30, 2010 (3 business days after the pricing date)
Maturity date:	August 30, 2013
Early redemption:
If, on any of the determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the fifth business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent payment amount times the contingent payment multiplier.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent payment amount:	$0.625 (6.25% of the stated principal amount)
Contingent payment multiplier:	The number of determination dates on which the determination closing price or final share price, as applicable, is greater than or equal to the downside threshold level.
Determination dates:	February 27, 2011, August 27, 2011, February 27, 2012, August 27, 2012, February 27, 2013 and August 27, 2013
Payment at maturity:	•	If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent payment amount times the contingent payment multiplier
	•	If the final share price is less than the downside threshold level:
(i)(a) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (b) at our option, the cash value of such shares as of the final determination date plus (ii) the contingent payment amount times the contingent payment multiplier

Exchange ratio:	0.42373, which is equal to the stated principal amount divided by the initial share price.
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock.
Downside threshold level:	$14.16 which is equal to 60% of the initial share price.
Initial share price:	$23.60, which is the closing price of the underlying stock on the pricing date.
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61759G729
ISIN:	US61759G7299
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10	$0.21	$9.79
Total	$6,513,300	$136,779.30	$6,376,520.70
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.21 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 495 dated August 18, 2010
Prospectus Supplement for Auto-Callable Securities dated August 20, 2009
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.